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                               January 23, 2024

       Todd Franklin Watanabe
       President and Chief Executive Officer
       Arcutis Biotherapeutics, Inc.
       3027 Townsgate Road, Suite 300
       Westlake Village, CA 91361

                                                        Re: Arcutis
Biotherapeutics, Inc.
                                                            Schedule TO-I filed
January 16, 2024
                                                            File No. 005-91349

       Dear Todd Franklin Watanabe:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-I filed January 16, 2024; Offer to Exchange

       Conditions of this Offer, page 21

   1.                                                   We note that you have
included a condition ((c)(i)) that will be triggered by    any general
                                                        suspension of trading
in, or limitation on prices for, securities on any national securities exchange or in the
over-the-counter market.    Please revise to explain what would be
                                                        considered a limitation
on prices for securities on any national securities exchange or in the over-the-counter
market, or delete this language. Similarly, in condition (c)(iv), please revise to explain what
would constitute "any limitation, whether or not mandatory, by any governmental,
regulatory or administrative agency or authority on, or any event that might affect, the extension
of credit by banks or other lending institutions in the United States,"
                                                        or delete.
   2. We note the inclusion of a condition ((c)(iii)) that will be triggered by "the commencement or
escalation of a war, armed hostilities or other international or national crisis directly or
indirectly involving the United States," without any materiality qualifier on the gravity of such
an event, without requiring any connection between such an event
 Todd Franklin Watanabe
Arcutis Biotherapeutics, Inc.
January 23, 2024
Page 2
         and the Offer, and without limiting the event to one directly involving the United States.
         The broad wording of this offer condition gives rise to illusory offer concerns under
         Section 14(e) of the Exchange Act and Regulation 14E thereunder. Please revise to narrow or qualify this condition, or advise. Similarly, we note that condition (c)(v)
         broadly refers to "any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition (financial or other), operations or prospects of Arcutis or on the trading in shares of our Common Stock" (emphasis added). Please revise to narrow or qualify this condition, or advise.
Extension of Offer; Termination; Amendment, page 31

3. We note the following disclosure on page 32: "In the case of an extension, the amendment must be issued no later than 8:00 a.m. Pacific Time on the next U.S. business day after the last previously scheduled or announced Offer Expiration Date." Please note that under
         Rule 14e-1(d), your announcement must be made no later than 9:00 a.m. Eastern time on the specified date. Please revise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to David Plattner at 202-551-8094.



FirstName LastNameTodd Franklin Watanabe                      Sincerely,
Comapany NameArcutis Biotherapeutics, Inc.
                                                              Division of
Corporation Finance
January 23, 2024 Page 2                                       Office of Mergers
and Acquisitions
FirstName LastName